Filed by Plum III Merger Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Plum Acquisition Corp. III

(Commission File No. 001-40677)

This filing relates to the proposed transaction pursuant to the terms of that certain Business Combination Agreement, dated as of August 22, 2024, by and among Plum Acquisition Corp. III, a Cayman Islands exempted company (“Plum”), Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned subsidiary of Plum (“Amalco”), Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“Tactical”) and as amended on December 10, 2024, January 28, 2025, and August 22, 2025 (as amended, the “Business Combination Agreement”), pursuant to which, and subject to the terms and conditions of the Business Combination Agreement, (a) Plum shall change its jurisdiction of incorporation by transfer by way of continuation from the Cayman Islands to the Province of British Columbia, Canada (the “Domestication”); (b) following the Domestication and at the closing of the Transactions (the “Closing”), Plum and Pubco shall amalgamate pursuant to a Plan of Arrangement under the Business Corporations Act of British Columbia (“BCBCA”) to form one corporate entity, except that the legal existence of Pubco will not cease and Pubco will survive the amalgamation (the “SPAC Amalgamation”); and (c) immediately following the SPAC Amalgamation, Tactical and Amalco shall amalgamate (the “Tactical Amalgamation” and, together with the SPAC Amalgamation, the “Amalgamations”) pursuant to a Plan of Arrangement under the BCBCA, except that the legal existence of the Tactical will not cease and the Tactical will survive the amalgamation as a direct, wholly owned subsidiary of Pubco.

On December 1, 2025, Tactical published the following press release:

Tactical Resources Announces Effectiveness of Registration Statement for Proposed Business Combination with Plum Acquisition Corp. III

Special meeting of Plum’s stockholders to approve the proposed business combination with Tactical Resources to be held on December 22, 2025

VANCOUVER, BC – December 1, 2025 – Tactical Resources Corp (TSX.V: RARE | OTC: USREF) (“Tactical Resources” or the “Company”), a mineral exploration and development company, today announced that the registration statement of Plum III Merger Corp. (“Pubco”) on Form F-4 (the “Registration Statement”) in connection with the previously announced proposed business combination (the “Proposed Business Combination”) among the Company, Plum Acquisition Corp. III (OTC: PLMJF) (“Plum”), Plum III Amalco Corp. (“Amalco”) and Pubco (together, the “Parties”) has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

HIGHLIGHTS

●	Registration Statement became effective pursuant to the rules and regulations of the SEC;

●	Tactical Resources shareholder vote scheduled for December 16, 2025;

●	Special meeting of Plum stockholders to vote on the proposed business combination scheduled for December 22, 2025; and

●	Upon closing, Tactical Resources on track to become a Nasdaq-listed U.S. rare earth development company.

As announced on November 18, 2025, Tactical Resources has mailed its management information circular (the “Circular”) and related proxy materials to its shareholders in advance of its annual general and special meeting to be held at 10:00 a.m. (Vancouver time) on December 16, 2025 (the “Tactical Meeting”). At the Tactical Meeting, Tactical Resources shareholders will be asked to consider and, if deemed advisable, approve the Company’s plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) to implement the Proposed Business Combination, as well as a share consolidation required in connection with the Arrangement.

A special meeting of Plum stockholders (the “Special Meeting”) to approve the Proposed Business Combination is scheduled to be held in New York on December 22, 2025 at 10:00 AM Eastern Time.

“The effectiveness of our Registration Statement marks an important milestone as we move toward completing our proposed business combination with Plum Acquisition Corp. III,” said Tactical Resources Executive Chairman and President Jeet Basi. “This is a significant step in advancing our strategy to build a U.S.-focused rare earths platform anchored by our Peak Project in Texas. We believe our positioning, combined with strong sector tailwinds, provides a compelling foundation for long-term value creation as we work to strengthen North America’s critical minerals supply chain.”

“We are pleased to reach this key regulatory milestone and appreciate the continued support of our shareholders and partners,” said Ranjeet Sundher, CEO of Tactical Resources. “The proposed business combination positions Tactical Resources to accelerate technical work, advance our clean-processing pathway, and further develop what we believe is one of the most strategically located rare earth opportunities in the United States. We look forward to engaging with Plum stockholders ahead of the special meeting and to the next phase of our growth.”

“Today’s effectiveness of the Registration Statement is an important step toward completing this transaction,” said Kanishka Roy, Chairman and Chief Executive Officer of Plum Acquisition Corp. III. “We believe Tactical Resources is well positioned to contribute to strengthening the North American critical minerals supply chain, and we look forward to engaging with Plum stockholders ahead of the Special Meeting.”

Tactical Resources Development Plan

Tactical Resources is positioned to rapidly advance its flagship Peak Project in West Texas – one of the only hard rock, direct-to-leach rare earth opportunities in the United States.

The Company’s development strategy includes:

●	Advancing permitting and engineering assessments to support the construction of a modular processing facility, leveraging existing infrastructure and water access at the Peak site;

●	Continuing metallurgical development through pilot plant testing, with the goal of producing rare earth oxides and establishing a scalable clean-processing pathway;

●	Deploying recently secured financing to accelerate technical work, site development, and strategic hiring to support America’s strategic mine-to-magnet vision;

●	Initiating work to expand development of the Peak Project, including evaluating the full repurposing of the site for long-term rare earth oxide production;

●	Evaluating select opportunities to expand its portfolio and vertically integrate key parts of the U.S. critical minerals supply chain.

Tactical Resources benefits from its agreement with a permitted site with 20+ years of operational history. The unique mineral composition allows the Company to potentially bypass conventional mineral roasting, cracking, and rotary kiln processing steps, with the aim of reducing both capex and time to production. Having access to an already built, permitted, and operational mine site significantly de-risks early-stage execution and positions Tactical Resources as a potential second at-scale U.S. producer of rare earths.

Proposed Business Combination to Form Tactical Resources

Upon closing of the Proposed Business Combination:

●	The combined company (“New PubCo”) is expected to operate under the name Tactical Resources Corp.

●	New PubCo is expected to list its common shares on Nasdaq.

●	Tactical Resources shareholders will receive New PubCo common shares pursuant to the exchange ratio described in the Circular and Registration Statement.

●	Tactical Resources will continue as a wholly owned subsidiary of New PubCo with continued rights to the Peak Project and related rare earth assets.

The Proposed Business Combination remains subject to shareholder approvals, court approval of the Arrangement, stock exchange approvals and other customary closing conditions.

About Tactical Resources

Tactical Resources is a mineral exploration and development company focused on U.S.-made rare earth elements used in semiconductors, electric vehicles, advanced robotics, and most importantly, national defense. The Company is also actively involved in the development of innovative metallurgical processing techniques to further unlock the development potential for Rare Earth Elements.

Ranjeet Sundher, Chief Executive Officer

Tel: +1-778-588-5483

For additional information, please visit www.tacticalresources.com.

About Plum Acquisition Corp. III

Plum is a special purpose acquisition company, which engages in effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Plum Partners, LLC seeks to establish itself as the first-stop SPAC platform for high-quality companies, and the management team’s decades of operational experience leading technology companies, and the proprietary Accelerating Through the Bell operational playbook that helps companies list and grow in the public markets.

For additional information, please visit https://plumpartners.com/.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Proposed Business Combination and has neither approved nor disapproved the contents of this press release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this press release are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, Plum’s, Tactical Resources’, PubCo’s or their respective management teams’ expectations concerning the outlook for their or Tactical Resources’ business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected net proceeds, expected additional funding, the support of key stakeholders in the U.S. government, the percentage of redemptions of Plum’s public stockholders, the Yorkville Notes, the SEPA, growth prospects and outlook of Tactical Resources’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Tactical Resources’ projects, as well as any information concerning possible or assumed future results of operations of Tactical Resources. Forward-looking statements also include statements regarding the expected benefits of the Proposed Business Combination. The forward-looking statements are based on the current expectations of the respective management teams of Tactical Resources and Plum, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Plum’s securities; (ii) the risk that the Proposed Business Combination may not be completed by Plum’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Plum; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of Plum and Tactical Resources and the receipt of certain regulatory and court approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Tactical Resources’ business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Tactical Resources and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Tactical Resources or Plum related to the Business Combination Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements to list Plum III Merger Corp.’s (“Pubco”) securities on Nasdaq; (xi) the risk that the price of Pubco’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Tactical Resources plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations; (xiii) the risk that Tactical Resources may not be able to successfully develop its mining projects, and/or its expansion plan (xiv) the risk that Tactical Resources will be unable to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xv) political and social risks of operating in the U.S. and other countries; (xvi) the operational hazards and risks that Tactical Resources faces; and (xvii) the risk that additional financing in connection with the Proposed Business Combination may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither Plum nor Tactical Resources presently knows or that Plum and Tactical Resources currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 28, 2025, the risks described in the Registration Statement on Form F-4 and the amendments thereto, which was initially filed by Pubco on October 29, 2024 and includes a preliminary proxy statement/prospectus, and those discussed and identified in filings made with the SEC by Plum and Pubco and filings made by Tactical Resources with the Canadian Securities Administrators (the “CSA”) from time to time. Tactical Resources and Plum caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this press release speak only as of the date of this press release. None of Tactical Resources, Plum, or Pubco undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Tactical Resources, Plum, or Pubco will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in Plum’s or Pubco’s public filings with the SEC, or Tactical Resources’ filings with the CSA, which are or will be (as appropriate) accessible at www.sec.gov or on SEDAR+ at www.sedarplus.ca , and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, Pubco and the Company have filed the Registration Statement with the SEC, which includes a prospectus with respect to Pubco’s securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of Plum’s common shares in connection with Plum’s solicitation of proxies for the vote by Plum’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, Plum plans to file a definitive Proxy Statement and prospectus with the SEC and to mail copies to stockholders of Plum as of a record date to be established for voting on the Proposed Business Combination. In addition, the Company will prepare and mail an information circular relating to the Proposed Business Combination to its shareholders. This press release does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Pubco or Plum may file with the SEC or that Tactical Resources may file with the CSA. Before making any investment or voting decision, investors and security holders of Plum and Tactical Resources are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC or CSA in connection with the Proposed Business Combination as they become available because they will contain important information about Tactical Resources, Plum, Pubco and the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Pubco and Plum through the website maintained by the SEC at www.sec.gov and with the CSA through SEDAR+ at www.sedarplus.ca. In addition, the documents filed by Pubco and Plum may be obtained free of charge from Plum’s website at https://plumpartners.com/ or by directing a request to Kanishka Roy, Chief Executive Officer, 2021 Fillmore St. #2089, San Francisco, California 94115; Tel: 929-529-7125. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Tactical Resources, Plum, Pubco and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC or CSA, be deemed to be participants in the solicitations of proxies in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of Plum’s directors and executive officers, please refer to Plum’s annual report on Form 10-K filed with the SEC on March 28, 2025, the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information about the directors and executive officers of Tactical Resources can be found in its Management Information Circular dated October 26, 2023, which was filed with the CSA on November 11, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of Plum’s or Tactical Resource’s shareholders generally, are included in the Registration Statement and the Proxy Statement as filed with the SEC or the CSA and other relevant materials when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement and other such documents carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This release shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor and Media Relations Contact

Media

media@tacticalresources.com

Investors

investors@tacticalresources.com